                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                 SCHEDULE 13G

                 Information Statement Pursuant to Rule 13d-1

                   Under the Securities Exchange Act of 1934


                               Auxer Group, Inc.
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                               (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                  05333F 10 3
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                                (CUSIP Number)

                                March 27, 2001
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            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [_]  Rule 13d-1(b)

   [X]  Rule 13d-1(c)

   [_]  Rule 13d-1(d)


                                      13G
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CUSIP No. 05333F 10 3
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1.  Name of Reporting Persons:

    Mark Neuhaus, an individual
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):

    (a) [_]
    (b) [_]
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3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization:

    United States
--------------------------------------------------------------------------------
Number of Shares       5.  Sole Voting Power:
 Beneficially Owned
 By Each Reporting         9,500,000
 Person With           ---------------------------------------------------------
                       6.  Shared Voting Power:

                           - 0 -
                       ---------------------------------------------------------
                       7.  Sole Dispositive Power:

                           9,500,000
                       ---------------------------------------------------------
                       8.  Shared Dispositive Power:

                           - 0 -
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9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

    9,500,000 shares (see Item 4 (a) of attached Schedule)
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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)

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11.  Percent of Class Represented by Amount in Row (9):

     7.5%
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12.  Type of Reporting Person (See Instructions):

     IN
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                                      13G

                                                               Page 2 of 6 pages
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CUSIP No. 05333F 10 3
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1.  Name of Reporting Persons:  Coldwater Capital LLC

    I.R.S. Identification Nos. of above persons (entities only).
    95-4681942
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):

    (a)  [_]
    (b)  [_]
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3.  SEC Use Only

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4.  Citizenship or Place of Organization:

    Nevada
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Number of Shares       5.  Sole Voting Power:
 Beneficially Owned
 By Each Reporting         - 0 -
 Person With           ---------------------------------------------------------
                       6.  Shared Voting Power:

                           6,500,000
                       ---------------------------------------------------------
                       7.  Sole Dispositive Power:

                           - 0 -
                       ---------------------------------------------------------
                       8.  Shared Dispositive Power:

                           6,500,000
--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

    6,500,000 shares (see Item 4 (a) of attached Schedule)
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)

--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9):

    5.1%
--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions):

    OO
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                                      13G

                                                               Page 3 of 6 pages
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CUSIP No. 05333F 10 3

Item 1.

     (a)  Name of Issuer:
          Auxer Group, Inc.

     (b)  Address of Issuer's Principal Executive Offices:
          12 Andrews Dr.
          West Paterson, NJ  07424

Item 2.

     (a)  Name of Persons Filing:
          Mark Neuhaus ("Neuhaus") and Coldwater Capital LLC ("Coldwater")

     (b)  Address of Principal Business Office or, if none, Residence:
          (For both Neuhaus and Coldwater)
          50 W. Liberty Street, Suite 880
          Reno, NV 89501

     (c)  Citizenship:
          Neuhaus is a United States citizen; Coldwater is a limited liability company organized under the laws of the state of Nevada.

     (d)  Title of Class of Securities:
          Common Stock

     (e)  CUSIP Number:
          05333F 10 3

Item 3.   If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
          (c), check whether the person filing is a:

     (a)  [_]  Broker or dealer registered under section 15 of the Act;

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Act;

     (c)  [_]  Insurance company as defined in section 3(a)(19) of the Act;

     (d) [_] Investment Company registered under Section 8 of the Investment Company Act;

     (e) [_] Investment Adviser registered under Section 203 of the Investment Advisors Act of 1940;

     (f) [_] Employee Benefit Plan Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund;

     (g)  [_]  Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                                      13G

                                                               Page 4 of 6 pages
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CUSIP No. 05333F 10 3

Item 4.  Ownership

     (a)  Amount beneficially owned:

          9,500,000 shares, including (i) 6,500,000 shares held of record by Coldwater, of which Neuhaus is the managing member, and (b) 3,000,000 shares held of record by Neuhaus, as an individual. (The shares held of record by Neuhaus and Coldwater are referred to collectively herein as the "Record Shares.") By virtue of their relationship, because Neuhaus owns certain shares individually and is the sole managing member of Coldwater, Neuhaus is deemed to beneficially own all of the Record Shares.

     (b)  Percent of class:

          7.5%

     (c)  Number of shares as to which the person has:

          (i)    Sole power to vote or to direct the vote:
                 Neuhaus:  9,500,000
                 Coldwater:  - 0 -

          (ii)   Shared power to vote or to direct the vote:
                 Neuhaus:  - 0 -
                 Coldwater:  6,500,000*

          (iii)  Sole power to dispose or to direct the disposition of:
                 Neuhaus:  9,500,000
                 Coldwater:  - 0 -

          (iv)   Shared power to dispose or to direct the disposition of:
                 Neuhaus:  - 0 -
                 Coldwater:  6,500,000*

     *Neuhaus is the beneficial owner of all of the Record Shares by virtue of his relationship with Coldwater, whereas Coldwater shares the power to vote or dispose its shares with Neuhaus, who is its sole managing member.

Item 5.  Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8  Identification and Classification of Members of the Group

Not applicable.

                                                               Page 5 of 6 pages

                                      13G
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CUSIP No. 05333F 10 3

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 6, 2001


                                    By:  /s/ Mark Neuhaus
                                         ________________________________
                                         Mark Neuhaus


                                    COLDWATER CAPITAL LLC

                                    By:  Mark Neuhaus


                                    By:  /s/ Mark Neuhaus
                                         ________________________________
                                         Mark Neuhaus,
                                         Managing Member


                                      13G

                                                               Page 6 of 6 pages